

July 27, 2010

Charles K. Narang
Chief Executive Officer
NCI, Inc.
11730 Plaza America Drive
Reston, VA 20190-4764

  Re: NCI, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed on March 5, 2010
    File No. 000-51579

Dear Mr. Narang:

  We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures, page 43

1. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." In the response letter, please confirm that your disclosure controls and procedures were *designed to* provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In future filings, please include this disclosure or, alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

Executive Compensation, page 15 (Incorporated by Reference from the Definitive Proxy
Statement filed on April 30, 2010)

2.   We note your disclosure that your compensation committee "considers risks related to the
        attraction and retention of employees and risks related to the design of compensation
        programs and arrangements." Please tell us whether you believe your compensation
        policies and practices are not reasonably likely to have a material adverse effect on the
        company and describe the process you undertook to reach that conclusion. See Item
        402(s) of Regulation S-K.

3.   Please confirm that there are no relationships that are required to be disclosed pursuant to
        Item 407(e)(4) of Regulation S-K. In future filings, provide the information required by
        Item 407(e)(4) under the caption "Compensation Committee Interlocks and Insider
        Participation" as of the last completed fiscal year.

Benchmarking, page 16

4.   You state that you engage in competitive benchmarking of compensation but have not
        identified the benchmark. Your disclosure should address how you determined total
        compensation or the elements thereof in light of the benchmarks used. For instance, if
        the compensation committee set the benchmark at a certain range or percentile of the
        compensation provided by the component companies, the range or percentile should be
        disclosed. See Item 402(b)(2)(xiv) of Regulation S-K.

Short-Term Incentive Compensation, page 19

5.   You disclose that each of your named executive officers "exceeded the maximum
        discretionary individual performance level." Please expand your disclosure to provide
        additional detail regarding the individual performance factors used to determine bonus
        awards for each of your named executive officers, to the extent such information is
        material to an understanding of your compensation policies and decisions. See Item
        402(b)(2)(vii) of Regulation S-K.

Long-Term Incentive Compensation, page 20

6.   Please explain more clearly how the compensation committee determined the amount of
        options awarded to your named executive officers in 2009 under your long-term
        compensation policies. See Item 402(b)(1)(v) of Regulation S-K. Provide a more
        focused discussion that provides substantive analysis and insight into how the
        compensation committee set the amount of options. In this regard, we note your
        disclosure that awards under the long-term incentive compensation program is designed
        to reward executive for long-term growth consistent with company performance and
        stockholder return. Please expand to identify the specific items considered in this regard.
        Ensure that your disclosure contains appropriate analysis of the specific factors

considered by the committee in setting compensation levels and that you describe the reasons why the committee believes that the amounts awarded to each named executive officer are appropriate in light of the various items it considered.

Summary Compensation Table, page 21

7.   Please disclose whether the aggregate grant date fair value of stock awards and option awards to your executive officers and directors were computed in accordance with FASB Accounting Standards Codification Topic 718. See Items 402(c) and (k) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director